Mark J. DeCesaris
Chief Financial Officer

TEL +1-212-492-1140
FAX +1-212-492-8922 mdecesaris@wpcarey.com

March 28, 2012

VIA EDGAR AND BY FEDERAL EXPRESS

Mr. Kevin Woody

Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C 20549-0405

Re:	W. P. Carey & Co. LLC
Form 10-K for the Fiscal Year Ended
December 31, 2011
Filed February 29, 2012
File No. 001-13779

Dear Mr. Woody:

Set forth below are responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) contained in the Staff’s letter dated March 19, 2012 with respect to the Form 10-K for the year ended December 31, 2011 filed by W. P. Carey & Co. LLC (the “Company” or “WPC”). Please note that for the Staff’s convenience, the Company has recited each of the Staff’s comments in bold, and provided the Company’s response to each comment immediately thereafter.

Form 10-K for year ended December 31, 2011

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

W. P. Carey & Co. LLC, 50 Rockefeller Plaza, New York, NY 10020 212-492-1100 1-800-WP CAREY Fax 212-492-8922

Mr. Kevin Woody

United States Securities and Exchange Commission

March 28, 2012

Supplemental Financial Measures

Adjusted Cash Flow from Operating Activities, page 55

1.	In future filings, please present ‘Cash flow used in investing activities’ and ‘Cash flow provided by financing activities’ when you present ‘Adjusted cash flow from operating activities.’ Please refer to Item 10(e) of Regulation S-K and to Compliance and Disclosure Interpretation 102.06.

The Company will prospectively revise in future filings its ‘Adjusted cash flow from operating activities’ to present cash flow provided by or used in investing activities and financing activities.

Financial Statements

Notes to Consolidated Financial Statements

Note 3. Agreements and Transactions with Related Parties

Distributions of Available Cash and Deferred Revenue Earned, page 75

2.	We note you recorded the Special Member Interest at its fair value and an equal amount of deferred revenue, which will be amortized into earnings over the expected period of performance. Please tell us your basis in U.S. GAAP for your accounting for this transaction.

The Company recorded the equity interest it received (the “Special Member Interest”) from a consolidated subsidiary of Corporate Property Associates 16 — Global Incorporated (“CPA®:16 - Global”) at its acquisition date fair value in accordance with ASC 505-50-30-18. The Special Member Interest was recorded at fair value as it is the most evident and reliably measurable value of the equity interest the Company acquired from CPA®:16 - Global in connection with the amendment of the advisory agreement described below. WPC does not consolidate CPA®:16 - Global.

Mr. Kevin Woody

United States Securities and Exchange Commission

March 28, 2012

On May 2, 2011, CPA®:16 - Global completed an internal reorganization as an umbrella partnership real estate investment trust (“UPREIT Reorganization”). As part of the UPREIT Reorganization, CPA®:16 - Global contributed substantially all of its assets and liabilities into a newly formed partnership subsidiary (the “Operating Partnership”) in exchange for the controlling general partnership interest and units of limited partnership in the Operating Partnership. Additionally, the shareholders of CPA®:16 - Global approved an amendment to its previously existing advisory agreement (the “Historical Agreement”) with WPC (the “Amended Agreement”). Prior to the amendment of the Historical Agreement, CPA®:16 - Global paid WPC for certain advisory and asset management services. These payments were recorded as revenue by WPC. The Historical Agreement was and the Amended Agreement is subject to annual renewal and termination rights (without cause) by the board of directors of CPA®:16 - Global.

Following the UPREIT Reorganization and in exchange for amending the Historical Agreement, CPA®:16 - Global issued WPC the Special Member Interest, which represents an equity interest in the Operating Partnership entitling WPC to receive certain cash flows both from operations and upon the liquidation or redemption of CPA®:16 - Global, as further described in the Operating Partnership agreement. The nature of the advisory and asset management services provided by WPC under the Historical Agreement and the Amended Agreement following the issuance of the Special Member Interest are identical, although the annual and incentive fees payable by CPA®:16 - Global to WPC under the modified agreement have been reduced and/or eliminated in recognition of CPA®:16 - Global having granted the Special Member Interest to WPC. Additionally, the Special Member Interest is classified as equity by the Operating Partnership as it is not mandatorily redeemable by WPC.

The Historical Agreement and the equity WPC received from the Special Member Interest are intended amongst the parties to be similar from an economic perspective, but provided WPC with certain tax benefits and CPA®:16 - Global with expected cash savings. While intended to be similar, the following differences (not all inclusive) were considered relevant to the accounting analysis:

•	The Special Member Interest represents a legal form of equity interest whereas the Historical Agreement was an executory service contract cancelable without cause (by either party).

•	Prior to the amendment of the Historical Agreement and issuance of the Special Member Interest, in the event the Historical Agreement was cancelled (by either

Mr. Kevin Woody

United States Securities and Exchange Commission

March 28, 2012

party), WPC would no longer be entitled to any further economic interest from CPA®:16 - Global. However, following the amendment of the Historical Agreement and issuance of the Special Member Interest, if the Amended Agreement were terminated and WPC ceased providing services, CPA®:16 - Global would be required to continue distributing to WPC its economic interest under the terms of the Special Member Interest. Further, CPA®:16 - Global has certain rights to repurchase (for either cash or stock of CPA®:16 - Global) WPC’s Special Member Interest at fair value, which would reflect the expected future cash flows.

•	The Special Member Interest does not have any vesting requirements.

Accordingly, the fair value of the Special Member Interest was reflected upon receipt, as it was fully vested and did not require any further performance by WPC to earn the Special Member Interest. There was no historical carrying value or deferred amounts associated with the Historical Agreement, as it was viewed as an executory contract.

However, the Company evaluated ASC 605-10-S99 (f) involving the receipt of nonrefundable up-front fees. Although the Special Member Interest does not have any vesting requirements, its fair value relates to the Company’s continued expectation to provide advisory services to CPA®:16 - Global at a reduced level of annual asset management fees, and thus the Company believes it did not represent the culmination of a separate earnings process. Essentially, there was a modification of the ongoing asset management and advisory services agreement that resulted in a one-time payment from the customer to the vendor in exchange for a reduction in the ongoing annual fee for the services. Accordingly, the Company has deferred the fair value of the Special Member Interest it received and will recognize such amount systematically over the period it is expected to continue to provide services to CPA®:16 - Global (and during which CPA®:16 - Global continues to benefit from issuance of the Special Member Interest via the reduced asset management fees). The expected period was derived based upon the expected period in which WPC would be entitled to earn an economic benefit from its Special Member Interest, which corresponds to the investment and holding period disclosed in CPA®:16 - Global’s prospectus as the date in which a liquidation event for CPA®:16 - Global is anticipated.

The Company acknowledges that:

Mr. Kevin Woody

United States Securities and Exchange Commission

March 28, 2012

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Mark J. DeCesaris
Mark J. DeCesaris
Chief Financial Officer

Enclosures

cc:	Jennifer Monick